Exhibit 1.2

On May 12, 2011, the shareholders of Sapiens International Corporation N.V. approved the following resolution:

RESOLVED: to approve a proposal to amend the Articles of Association of the Company to increase the Company's nominal share capital from €310,000 divided into 30,000,000 common shares with a par value of one (€0.01) eurocent each and 1,000,000 preferred shares with a par value of one (€0.01) eurocent each to €550,000 divided into 54,000,000 common shares with a par value of one (€0.01) eurocent each and 1,000,000 preferred shares with a par value of one (€0.01) eurocent each.